

February 20, 2009

Room 7010

Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

> **Re: China Precision Steel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **File No. 000-23039**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K, Filed September 15, 2008

General

1. You disclose on page 21 of your Form 10-Q for the quarter ended September 30, 2008 that you believe sales decreased as a result of reduced orders from existing customers as a result of a slower economy. You further discuss a reduction in orders of certain products from existing customers, especially the high-carbon cold-rolled steel coils due to the slowdown of the auto industry. However, you have not included any discussion of the current economic environment or its impact on your operations or liquidity in MD&A

in either your Form 10-K or 10-Q. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on operations since September 30 on your customers, expected trends, management's response for managing these events and potential future actions by management. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition, page 28

Results of Operations, page 30

2. You state that your high carbon steel products are your high margin products and focusing on these products is one of your growth strategies. Sales to high carbon products increased in 2008 and were significant to your 2008 sales mix. However we note during your first quarter 2009, sales to high carbon products decreased as a result of the current economic environment in the auto industry. Since sales and margins are significantly impacted by these products, please revise future filings, to discuss the anticipated impact the continued decline in demand in the auto industry will have on operations, liquidity and your strategy to focus on these high margin products. In this regard, we note that your margins in the first quarter of 2009 decreased to 15.6% from 25% which appears to be a result of your $11.2 million decrease in sales of high-carbon cold-rolled products.

Liquidity and Capital Resources, page 36

3. We note your customer concentration disclosures on pages 8 and 31 that your five largest customers comprised approximately 62% of your consolidated revenues for the year ended June 30, 2008. Please provide a discussion within Liquidity, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you. Refer to Financial Reporting Codification 501.03.a.

4. Please revise future filings to disclose the specific terms of material debt covenants in your debt agreements, if any.   For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

5. Your contractual obligation table on page 36 reports $18.8 million in current debt outstanding as well as $11.2 million in construction commitments for your third cold-rolling reversing mill. Please revise your liquidity section to discuss how you plan to fund these obligations as well as your working capital requirements during 2009 and explain alternatives, if any, if additional debt financing is not available as a result of economic pressures on the credit and equity markets.

6. Your liquidity discussion is vague and primarily reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion, in future filings, to address the reasons for the changes in operating assets and liabilities, specifically the increase in accounts receivable and advances to suppliers.   For example, as noted above, your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO for each period and explain any variances, to the extent this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Your DSO analysis should discuss any collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies. In this regard, we note you have had significant bad debt provisions recorded for both accounts receivable and write offs of advances to suppliers. Refer to FRR 501.03 and SEC Release 33-8350.

7. We note your condensed financial information of the parent company on page F-14. Please revise future filings to describe the nature of the restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances (*i.e.* , borrowing arrangements, regulatory restraints, foreign government, etc.). Further ensure that your disclosures include all of the required disclosures in Rule 4-08(e)(3) of Regulation S-X, including the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

Critical Accounting Policies, page F-37

8. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In this regard, discuss how you have assessed the collectability of your accounts receivable and the recoverability of your advances to

suppliers, goodwill and intangibles in the current market environment. Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

9. Considering the decline in your stock price and market capitalization over the past three months, we suggest that you include a critical accounting policy for advances to suppliers, goodwill, intangible assets and property, plant and equipment, in future filings, to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of these asset balances. Please ensure your disclosures describe the steps that you perform to review your goodwill and long-lived assets for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate and include terminal value assumptions. Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

10. As noted above, your stock price has continued to decline from $5.50 in September 2008, to $0.95 currently. Your current market capitalization is significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144. Explain how you determined goodwill, intangible assets, advances to suppliers and other long-lived assets are recoverable in the current market environment.

11. Further tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at June 30, 2008. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Note 3. Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

12. We note your advances to suppliers balance represents almost 20% of your balance sheet at June 30, 2008, which is net of an allowance of $2.5 million. Please tell us the facts and circumstances surrounding your determination of the need for the $2.3 million provision during 2007 and what this reserve specifically relates to as it appears this has not been written off at June 30, 2008. Further we note that you recorded a total of $3.8 million in bad debts during 2007. Please tell us the components of this provision (i.e. bad debt, supplier advance allowance, etc) and for the bad debt provision for trade receivables, please tell us the circumstances surrounding management's discussion that the provision is needed, the status of these particular customer accounts and why initial revenue recognition of these accounts was appropriate.

Note 6. Condensed Information of Parent Company, Page F-14

13. Please tell us how you considered Rule 12-04 of Regulation S-X in determining that this information was not required as a Schedule to your Form 10-K. Additionally tell us why you have not provided financial information for 2006. In future filings, please ensure that along with this financial information, you have provided the reader with the following information:
    ▪ Descriptions of significant provisions of the Company's long-term obligations and a five-year schedule of maturities of debt.
    ▪ Disclose separately the amounts of cash dividends paid to the parent for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively.

Note 19. Other Revenues, page F-22

14. You disclose that you had a write back of impairment for consumable items in the amount of $1.7 million during 2008 which contributed to the increase in other income (expense) from ($210K) to $775K million during 2008. Please tell us the nature of this write back, including the events and circumstances surrounding this write back. Further cite the authoritative guidance that supports your accounting treatment.

Item 9A. Controls and Procedures, page 40

15. We note your statement that "in designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the

desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures." Please confirm to us, and in future filings, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II, Part F(4) of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibits 31.1 and 31.2

16. We note that you have omitted the introductory language to paragraph four of each of the certifications required by Exchange Act Rule 13a-14(a). The language refers to internal control over financial reporting. Please file an amendment to address this omission. The amendment may consist of a Form 10-K cover page, an explanatory note, a signature page and paragraphs 1, 2, 4 and 5 of the certification. Please file a certification for each certifying officer, and please do not modify the form of the certification in any respect other than to complete the information requested by the form of the certification, which is contained in Item 601(b)(31) of Regulation S-K. In this regard, please do not remove the parenthetical clauses contained in clause (d) of paragraph four ("(the registrant's fourth fiscal quarter in the case of an annual report)") and the introductory language to paragraph five ("(or persons performing the equivalent functions)").

Annual Report on Form 10-K/A, Filed October 28, 2008

Item 11. Executive Compensation, page 8
Compensation Discussion and Analysis, page 8
Setting Executive Compensation, page 9

17. In future filings, please disclose how the compensation committee selects comparable companies for the purpose of setting executive compensation for its executive officers, being sure to address the criteria by which the committee determines such companies to be comparable. In addition, please disclose how the committee obtains information about the compensation practices of those comparable companies. Finally, we note that you refer to compensation paid to similarly situated executives of comparable companies. In future filings, please revise to identify these comparable companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 10

18. In future filings, please disclose and quantify the individual and corporate goals used for base salary adjustments. Please refer to Item 402(b)(2)(v), (vii) and (ix) of Regulation S-K.

Annual Incentive Compensation, page 10
Bonuses, page 10

19. With a view toward disclosure in future filings, please tell us how the compensation committee determined the amount of the bonuses paid to your named executive officers in respect of fiscal year 2008, as disclosed in the summary compensation table. In doing so, please address the following points:
   - whether the bonuses were discretionary or earned pursuant to a non-equity incentive plan;
   - the extent to which individual performance factored into the bonus determination, including any individual performance goals or targets, which should be explained and, if quantifiable, quantified; and
   - since cash bonuses are based on achieving quarterly and annual EBITDA targets, quantify these target levels and disclose whether they were achieved by the executive officers.

   Please refer to Item 402(b) of Regulation S-K.

Employment and Severance Agreements, page 11

20. We note your disclosure that you do not currently have any written employment or severance agreements. In future filings, please address any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment at, following, or in connection with any termination or change-in-control. Please refer to Item 402(b)(2)(xi) of Regulation S-K.

Narrative Disclosure to Summary Compensation Table, page 11

21. We note both your disclosure that your named executive officers have entered into employment agreements with you and the employment agreements filed as exhibits to your annual report on Form 10-K. We also note your disclosure under the caption "Employment and Severance Agreements" that you do not have any employment agreements. With a view toward disclosure in future filings, please tell us how you reconcile these apparently conflicting disclosures.

Director Compensation, page 12

22. In future filings, please provide the director compensation table required by Item 402(k) of Regulation S-K.

23. With a view toward disclosure in future filings, please describe for us the material factors necessary to understand the compensation paid to your directors during fiscal year 2008, including whether there were any standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee or meeting attendance). Please refer to Item 402(k)(3) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 13

24. We note that you have provided the tabular disclosure of beneficial ownership required by Item 403(a) and (b) as of June 30, 2008 and that you filed your 10-K/A on November 28, 2008. In future filings, please provide the beneficial ownership disclosure as of the most recent practicable date. Please refer to Item 403 of Regulation S-K.

Signatures, page 20

25. We note that Leada Tak Tai Li is currently serving as both your principal financial officer and your principal accounting officer. In future filings, please note both titles below Ms. Li's signature when she signs a filing in such capacities.

Exhibits 10.18, 10.19 and 10.20

26. It appears that the final versions of the employment agreements have not been filed since the base salary information in each of these agreements has not been completed. Please re-file complete copies of each of these exhibits in your next periodic report.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dieter King, at (202) 551- 3338 or Brigitte Lippmann at (202) 551-3713.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)